SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002

FRANCE TELECOM
(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-    )

Enclosure:	Press release dated October 29, 2002, announcing France Telecom’s revenues for the nine-month period ended September 30, 2002.

Press Release

www.francetelecom.com

Paris, October 29 2002

France Telecom revenues up 9 percent for nine months ended
September 30, 2002
Growth in EBITDA and operating income expected to exceed
15 percent for the full-year 2002

On a pro forma basis and excluding the effects of exchange rates, France Telecom’s consolidated revenues increased 2.9 percent for the nine months ended September 30, 2002.

•
Orange consolidated its leadership in France and the United Kingdom as ARPU trends were positive in both markets. Orange revenues contributed to France Telecom increased 12.5 percent on a pro forma basis at the end of the third quarter.

•	Wanadoo tripled the number of broadband subscribers in Europe in one year (981,000 at end September) and recorded 29.8 percent growth in revenues contributed to France Telecom on a pro forma basis.
•
France Telecom’s share of the fixed-line market stabilized (82.0 percent for local segment and 64.5 percent for long-distance). The decline in pro forma revenues contributed by Fixed-Line, Voice and Data Services – France was held to a decrease of 5 percent at the end of the third quarter.

•	The France Telecom group increased its customer base by nearly 10 percent on a pro forma basis, with 108.4 million customers at September 30, 2002.
•	Full-year 2002 outlook: revenues are expected to increase by 8 to 9 percent and EBITDA and operating income are expected to increase by more than 15 percent.

France Telecom Consolidated Revenues

(In millions of euros)	Nine months ended September 30, 2002	Nine months ended September 30, 2001	% Change 2002/2001	Nine months ended September 30, 2001	% Change 2002/2001
		Historical	Historical	pro forma (*)	pro forma (*)
Total Revenues	34,443	31,599	+ 9.0	33,463	+ 2.9

Revenues by product line:
Orange	12,233	10,793	+ 13.3	10,871	+ 12.5
Of which Orange France	5,273	4,757	+ 10.8	4,757	+ 10.8
Orange UK	4,410	3,950	+ 11.6	3,925	+ 12.4
Orange excluding France and UK	2,550	2,086	+ 22.2	2,189	+ 16.5
Wanadoo	1,350	1,025	+ 31.7	1,040	+ 29.8
Of which Access, portals and e-Commerce	719	414	+ 73.7	433	+ 66.1
Directories	631	611	+ 3.3	607	+ 4.0
Fixed-Line, Voice and Data Services – France	14,014	14,833	- 5.5	14,744	- 5.0
Of which Fixed-Line Telephony	10,314	11,097	- 7.1	11,078	- 6.9
Business Services	2,239	2,198	+ 1.9	2,215	+ 1.1
Broadcasting and cable television	801	783	+ 2.3	783	+ 2.3
Other revenues	660	755	- 12.6	668	- 1.2
Fixed-Line, Voice and Data Services – Outside France	6,846	4,948	+ 38.4	6,808	+ 0.6
Of which Equant	2,152	1,351	+ 59.3	2,308	- 6.8
Fixed-Line Telephony outside France	2,995	1,912	+ 56.6	2,935	+ 2.0
Other revenues outside France	1,699	1,685	+ 0.8	1,565	+ 8.6

(*)	Pro forma figures excluding the effects of exchange rates

France Telecom’s consolidated revenues at September 30, 2002 were 34.4 billion euros, an increase of 9 percent over the year-earlier period. France Telecom’s customer base grew nearly 10 percent on a pro forma basis, reaching 108.4 million at September 30, 2002. Revenue growth reflected the rapid development of international activities. Revenues from International activities were up 26.6 percent, due in large part to the consolidation of the Polish operator TP SA as of April 1, 2002. International activities accounted for 40.9 percent of the France Telecom Group’s consolidated revenues for the first nine months of 2002, compared with 35.8 percent in 2001.

On a pro forma basis and excluding the effects of exchange rates1, the France Telecom Group’s consolidated revenues increased 2.9 percent for the nine months ended September 30, 2002, compared with a 2.6-percent increase for the six months ended June 30, 2002. This reflects 7.7-percent growth in revenues from international activities (versus 7.2 percent at the end of the first half June 2002), as well as steady growth in wireless services in France, which offset the decline in revenues from fixed-line telephony.

Orange : positive trends in ARPU in France and the U.K.

Orange revenues contributed to France Telecom totaled 12.2 billion euros at September 30, 2002, an increase of 12.5 percent on a pro forma basis and excluding the effects of exchange rates. Network revenues were 11.5 billion euros, up 15.4 percent. Subsidiaries controlled by the Orange group had 43.2 million customers at September 30, 2002, representing a year-to-year increase of 12.6 percent as Orange added 4.8 million new customers in one year. ARPU (average revenue per user) continued to show positive trends during the third quarter in France and the United Kingdom. Non-voice revenues were 1.2 billion euros at September 30, 2002, representing 10.5 percent of revenues.

Orange France continued to experience sustained growth, as revenues grew 10.8 percent to 5.3 billion euros at September 30, 2002. Network revenues from France advanced 13.7 percent. Orange France’s customer base stood at 18.8 million at September 30, 2002, an increase of 13.2 percent. Orange France added net 972,000 new customers during the first nine months of the year, further consolidating its leadership with a market share of 49.8 percent at end September, up from 49.3 percent at end June 2002 and 49 percent at end March 2002. Another positive trend was the reduced rate of decline in ARPU that began in 2001. This rate was halved at the end of September 2002, reaching -3.7 percent in one year, compared to -8 percent for full-year 2001 and thus progressively approaching stabilization.

Orange U.K. had revenues of 4.4 billion euros at September 30 2002 on a pro forma basis, up 12.4 percent compared to end September 2001. Network revenues from the U.K. were up 18.3 percent at September 30, 2002. Orange U.K. had 13.1 million customers at the end of September 2002, a year-to-year increase of 7.2 percent. Orange U.K. acquired an additional 673,000 customers during the first nine months of 2002. ARPU increased 3.2 percent at September 30, 2002, compared with a 12.1-percent decline for full-year 2001. As in France, this trend reflected a refocusing on high value-added market segments.

[1]
Comparison of France Telecom’s revenues for the first nine months of 2002 with pro forma revenues for the first nine months of 2001 calculated using France Telecom’s current scope of consolidation (pro forma figures are unaudited).

Orange revenues excluding France and the U.K. increased 22.2 percent on a historical basis and 16.5 percent on a pro forma basis for the first nine months of 2002. These activities benefited from the transfer to Orange as of July 1, 2002 of the 71.25-percent share in MobiNil previously held by France Telecom. The increase in revenues reflected sustained growth of 18.4 percent in the customer base, which reached 11.4 million at September 30, 2002, up from 9.6 million a year earlier. This increase was due primarily to operations in Europe (Belgium, Switzerland, Slovakia and Denmark).

Wanadoo triples broadband customer base in Europe

Wanadoo revenues contributed to France Telecom were 1.4 billion euros at September 30, 2002, an increase of 29.8 percent on a pro forma basis. Wanadoo recorded rapid growth in its customer base both in France and internationally. The Wanadoo group had 7.1 million customers at September 30, 2002, a year-to-year increase of 33.4 percent. The customer base in France increased 40.1 percent to reach 3.6 million and rose 22.9 percent in the United Kingdom to reach 2.6 million at end September 2002. Revenues from Directories were up 4 percent, due in particular to a 13-percent rise in revenues from online directories.

Mass-market Internet services (Internet Access, portals and e-commerce) posted a 66.1-percent rise in revenues, due in part to a tripling of the customer base for broadband Internet access in Europe. This increase was also due to favorable changes in product mix, with a significant increase in the share of paying products, particularly offers generating the highest revenues such as the Wanadoo Intégrales offers and broadband offers, led by Wanadoo ADSL services. The number of broadband subscribers in Europe reached 981,000 at September 30, 2002, representing 14 percent of the active customer base in Europe. This compares with 363,000 at September 30, 2001 (7 percent of the active customer base in Europe). Broadband solutions accounted for 45 percent of the growth in the active customer base in Europe during the third quarter 2002.

The promising growth of ADSL makes this technology a key growth driver for Wanadoo. Broadband is becoming a mass market, reflecting the fact that people are increasingly adopting the Internet as part of their daily lives in France.

Fixed-Line, Voice and Data Services – France: decline in revenues contained as share of local fixed-line market stabilizes in third quarter

Revenues from Fixed-Line, Voice and Data Services in France contributed to France Telecom decreased 5 percent at September 30, 2002 on a pro forma basis, following a decline of 5.2 percent at June 30, 2002. This decrease was due mainly to standard fixed-line telephony services, which saw a 6.9-percent decrease in revenues on a pro forma basis at September 30, 2002, following a decrease of 7.1 percent at June 30, 2002.

France Telecom’s share of the local call market, which was impacted in the first quarter of the year by the automatic transfer of local traffic to competitors whose customers opted for carrier pre-selection, had experienced a much less unfavorable trend during the second quarter. This slowdown in loss of market share was confirmed during the third quarter of 2002 : in September France Telecom’s share of the local call market was 82 percent, compared with 82.7 percent in June and 86 percent in March 2002.

France Telecom’s share of the long-distance market (domestic and international) remained nearly stable, standing at 64.5 percent in September 2002, compared with 64.6 percent in December 2001.

France Telecom pursued multiple initiatives to develop customer loyalty, including the launch of local and domestic long-distance call packages (branded “Heures Locales” and “Heures France”). These offers met with tremendous success, signing up nearly 6.2 million customers at September 30, 2002. Other services to consolidate customer loyalty and generate higher telephone traffic levels have experienced strong growth, such as the Top Message voicemail service, which tripled the number of customers in 18 months to reach nearly 5 million at end September. The total number of telephone lines remained stable at 34 million at September 30, 2002.

Revenues from operator services (interconnection of domestic and international operators) decreased 18.9 percent at September 30, 2002. This decline was partly due to lower prices in the 2002 interconnection catalogue and to the roll-out of networks by competing operators. The decrease was also due to a decline in revenues from international operators linked to a decrease in telephone traffic carried for these operators, coupled with a decrease in the rates for these services.

Revenues from online services and Internet access were down 2.7 percent on a pro forma basis for the nine months ended September 30, 2002. This decrease was due to a 12.8-percent decline in revenues from conventional services (Minitel and Audiotel) and to a 7.6-percent decline in revenues from dial-up Internet access calls, reflecting the steady growth of “all-inclusive” ISP service plans. However, this decline was partially offset by the extremely robust growth of ADSL broadband Internet (+104.3 percent at September 30, 2002, excluding Wanadoo billings) due to the rapid increase in the number of ADSL connections. The number of ADSL lines (including Wanadoo ADSL accesses) more than tripled to reach 881,000 at September 30, 2002, up from 267,000 at September 30, 2001. The rate of sales of Wanadoo ADSL access plans and ADSL lines accelerated in September, with 75,000 ADSL units sold, 25,000 more than the monthly average since the beginning of the year. The goal of 1.3 million ADSL lines activated by year-end is maintained.

Revenues from business services increased modestly at end September 2002, rising 1.1 percent on a pro forma basis. The 19.5-percent decrease in revenues from other domestic operators was more than compensated by an 8.4-percent increase in revenues from business network services. In particular, revenues from data network services were up 16.1 percent, following full-year pro forma growth of 11.5 percent in 2001. This steady growth was generated by Internet and Intranet services (+24.3 percent for the first nine months of 2002), which accounted for more than half of total data network revenues at the end of the period. Frame Relay services also continued to experience sustained growth, with revenues up 10.1 percent at September 30, 2002. The number of sites connected to high-speed services jumped 77.7 percent in one year.

These strong increases were partially offset by lower revenues from conventional data services for corporate customers (leased line services and X.25 packet switching).

Fixed-Line, Voice and Data Services – Outside France : strong growth in revenues due to the consolidation of TP SA

On a historical basis, revenues from Fixed Line, Voice and Data Services – Outside France recorded an increase of 38.4 percent for the first nine months of 2002 versus the first nine months of 2001. This increase reflected the combined effects of several changes in scope of consolidation, including the consolidation of Equant as of July 1, 2001, the accounting for Telecom Argentina using the equity method as of December 21, 2001 (previously consolidated using the proportionate method) and the full consolidation of TP Group (Polish operator TP SA and its subsidiaries) as of April 1, 2002. On a pro forma basis and excluding the effects of exchange rates, revenues contributed by Fixed Line, Voice and Data Services—Outside France increased 0.6 percent in the first nine months of 2002.

Equant

The strong 59.3-percent rise in Equant’s revenues on a historical basis for the nine months ended September 30, 2002 versus the year-earlier period reflected the consolidation of Equant and Global One as of July 1, 2001. On a pro forma basis, revenues contributed to the France Telecom group were 2.2 billion euros at September 30, 2002, a decrease of 6.8 percent.

Revenues from Network Services, which accounted for more than half of Equant’s total revenues in the first nine months of 2002, advanced 1.9 percent on a pro forma basis.

This increase did not offset the 15.5-percent decline in Integration Services, which reflected the general economic slowdown, or the 6.2-percent decrease in revenues contributed by SITA due to lower prices applied with effect from July 1, 2002.

Equant continues to have a solid order book, with $330 million added during the third quarter, and has benefited from the problems faced by certain competitors. The company pursued initiatives to reduce costs and had net cash of $384 million at September 30, 2002.

TP Group

TP Group contributed 2.3 billion euros to consolidated revenues for the Fixed Line, Voice and Data Services—Outside France segment, representing six months of operations, from April to September. The Polish operator had 10.5 million fixed-line telephony customers at September 30, 2002, representing a year-to-year increase of 1.8 percent. It had 4 million wireless customers at the end of the period via its subsidiary PTK Centertel, up from 2.3 million at September 30, 2001, a rise of 70.9 percent. PTK Centertel recorded remarkable growth in its market share, which rose from 27.8 percent at end 2001 to 31.7 percent at end September 2002. In addition to the rapid development of wireless services, TP Group benefited from robust growth in the Internet market and had 1.3 million active customers at September 30, 2002.

Outlook

Full-year consolidated revenues are expected to rise between 8 and 9 percent. France Telecom expects annual growth in EBITDA and EBIT to exceed 15 percent.

KEY CONSOLIDATED FIGURES AT SEPTEMBER 30, 2002

At September 30, 2002 the France Telecom Group (including companies in which France Telecom holds a controlling interest) had a total of 108.4 million customers, with the following breakdown by service:

	Customers (in millions)	Countries
Wireless Communications	48.6	21
Fixed-Line Telephony	49.0	10
Internet Access (active customers)	8.6	12
Cable Networks	2.2	2

The customer base continues to increase at a steady pace. At September 30, 2002, the France Telecom group had nearly 10 million additional customers on a pro forma basis, compared September 30, 2001. This represents year-to-year growth of 9.9 percent. The customer base increased at a sustained rate during the third quarter of 2002, with a net increase of 1.1 million customers2. During the period the customer base for wireless services increased by 873,000, and the active customer base for Internet services increased by 260,000.

Press contacts:
Nilou du Castel	Tel.: +33 (0)1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer	Tel.: +33 (0)1 44 44 93 93
emilie.richer@francetelecom.com

This document contains forward-looking statements, including without limitation the statements in the discussion under the heading “Outlook”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels; the success of France Telecom’s investments in France and internationally; the availability, terms and deployment of capital for France Telecom; and the factors listed in Item 3 of its Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2002. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

[2]	Pro forma data, including notably the de-consolidation of fixed-line and wireless operations in Argentina, and the consolidation as of April 1, 2002 of Polish operator TP SA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

By:	/s/ PIERRE HILAIRE
Pierre Hilaire
Senior Vice President Finance, France

Date: October 30, 2002